Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of September 2006,
Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: September 12, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, April 25, 2006 Page 1 of 2

Annual General Meeting 2006
(ELUX) The Annual General Meeting of AB Electrolux was held on Monday, April 24, in Stockholm.
Peggy Bruzelius, Louis R. Hughes, Hans Stråberg, Caroline Sundewall, Barbara Milian Thoralfsson, Michael Treschow and Marcus Wallenberg were re-elected to the board. Tom Johnstone, Aina Nilsson Ström and Karel Vursteen had declined re-election ahead of the AGM. The number of Board members elected by the AGM has thus decreased to seven, as against ten from the AGM 2005.
PriceWaterhouseCoopers AB was re-elected as Auditor for the period until the Annual General Meeting in 2010.
The proposed dividend of SEK 7.50 per share was adopted. The record date was set as April 27, 2006 and cash dividends are expected to be paid by VPC (Securities Register Center) on May 3, 2006.
The AGM decided that all shares in the wholly owned subsidiary Husqvarna AB will be distributed, and that each share in AB Electrolux entitles the owner to one share in Husqvarna AB. Owners of series A shares in AB Electrolux will receive series A shares in Husqvarna AB, and owners of series B shares in AB Electrolux will receive series B shares in Husqvarna AB. The AGM further decided that the Board of Directors is authorized to establish the record date for entitlement to receive dividend. As soon as the record day has been determined it will be announced by Electrolux through a press release, which is estimated to be published at the end of May 2006.
The parent company’s and the Group’s Income Statements and Balance Sheets were adopted. The Board of Directors and President were discharged from liability for the fiscal year 2005.
The AGM elected Michael Treschow as Chairman of the Board. At the statutory Board meeting Peggy Bruzelius was re-elected Deputy Chairman.
Fees
The AGM approved the proposals for yearly fees to the Board. Fees totaling SEK 4,275,000 will be allocated as follows. The Chairman of the board receives SEK 1,500,000 and the Deputy Chairman SEK 500,000. Other board members appointed by the AGM but not employed by the company receive SEK 437,500 and SEK 525,000 as fees for members of the committees of the Board of Directors. The Auditor’s fee to be paid on approved account.
Electrolux performance-based long-term share program
The AGM decided to approve a performance based, long-term incentive program for 2006. The program for 2006 includes 160 senior officers and key employees of the Electrolux group with a possibility to be allocated shares of series B in the company free of charge, in accordance with the terms and instructions as communicated in the notice convening the AGM.
Husqvarna performance-based long-term share program
The AGM decided to approve a performance based, long-term incentive program for 2006 proposed by the Board of Directors of the present subsidiary Husqvarna. The Program for 2006, which corresponds to the Electrolux Share Program for 2006, includes 40 senior officers and key employees of the Husqvarna group with a possibility to be allocated shares of series B in the company free of charge, in accordance with the terms and instructions as communicated in the notice convening the AGM.

Repurchase and transfer of own shares
The Annual General Meeting approved, as in previous years, a new program for repurchase of A- and/or B-shares during the period prior to the Annual General Meeting in 2007.
The purpose of the repurchase program is to continuously enable adaptation of the Group’s capital structure, thus contributing to increased shareholder value. Electrolux should also be able to use repurchased shares in connection with financing of potential acquisitions and the option programs for 2001-2003 and the 2004 and 2005 share programs.
The company may repurchase shares in an amount such that, following each repurchase, the company holds a maximum of 10 % of the total number of shares in the company. Purchases may be made only through transactions on the Stockholm Stock Exchange at a price per share within the prevailing registered price interval.
As of March 31, 2006, Electrolux held 13,330,414 B-shares, corresponding to 4.3 % of the total number of outstanding shares. With reference to the current holding of own shares, a maximum of 17,561,616 shares may be repurchased.
In accordance with the proposal by The Board of Directors, the AGM decided to authorize the Board to transfer own A- and B-shares in connection with company acquisitions during the period up until the AGM in 2007. Transfers may be implemented irrespective of the preferential rights of shareholders. In addition, transfers shall be made at a minimum price per share that corresponds to an amount that is closely related to the price of A- or B-shares on the Stockholm Stock Exchange at the time that the transfer decided. Payment for transferred shares may be made in cash, by contributions in kind, or by offsetting corporate debt.
The AGM also authorized transfers of repurchased B-shares. The aim is to cover costs that may arise as a result of the previous employee stock-option programs for 2001-2004. During the period prior to the next AGM, a maximum of 900,000 B-shares may be transferred on the Stockholm Stock Exchange at the current market price in order to cover future costs of the employee stock-option programs for 2001-2003. These costs refer primarily to employer contributions. The AGM rejected the Board’s proposal of transferring own repurchased B-shares as a result of the Electrolux Share Program 2006. The board will discuss other ways and means to guarantee the company’s undertaking according to this share program.
Nomination committee
The AGM decided that the company shall have a Nomination Committee, consisting of one representative of each of the four largest shareholders in the company in terms of voting rights, and the Chairman of the Board. The names of the four representatives and the shareholders they represent shall be announced six months prior to the 2007 AGM.
The Nomination Committee shall prepare proposals for the AGM in 2007 regarding the Chairman of the AGM, the members of the Board of Directors, the chairman of the Board of Directors, directors’ fees, auditors, auditor’s fees and the nomination committee for the AGM in 2008. The AGM also decided that the company shall provide the Nomination Committee with personnel resources and also pay reasonable costs for external consultants that are considered necessary to enable the committee to fulfill its assignment.
Further information
The Electrolux Press Hotline is available at +46 8 657 6507.